

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Alfred Poor
Chief Executive Officer
IDEANOMICS, INC.
1441 Broadway, Suite 5116
New York, NY 10018

> **Re: Ideanomics, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2022**
> **File No. 333-269001**

Dear Alfred Poor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed 12/23/2022

Cover Page

1. Please disclose that you have received a notice from Nasdaq indicating that the company was no longer in compliance with the audit committee requirements as set forth in Nasdaq Listing Rule 5605. Please provide an update on the status of this notice. Please also disclose the status of the notice of non-compliance with the Nasdaq requirements pertaining to the minimum bid price for listed stock pursuant to Nasdaq Listing Rule 5550(a)(2). Please also add risk factor disclosure related to potential delisting from the exchange.

<u>Status of Previously Announced Acquisitions, page 67</u>

2.   Please update disclosure regarding the VIA Motors transaction to accurately reflect the current status of the transaction.

<u>Executive Compensation, page 94</u>

3.   Please update disclosure to include compensation information for the year ended December 31, 2022.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing